SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2008
FINANCIAL AND OPERATING REPORT

Mexico City, April 24, 2008 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2008.

• In the first quarter of 2008 América Móvil added 5.7 million subscribers bringing to 159.2 million our wireless subscriber base. Our Mexican operations gained 1.5 million subscribers in the quarter, followed by Brazil, with 953 thousand and Argentina, Peru and Colombia with 587 thousand, 555 thousand and 521 thousand, respectively.

• The company had 3.9 million landlines in Central America and the Caribbean at the end of the quarter, for a total of 163 million lines in the Americas.

• First quarter revenues totaled 81.3 billion pesos. They were up 20.6% year-on-year. Service revenues rose 20.8% annually. Noteworthy was service revenue growth in Argentina and Brazil, 33.2% and 22.0% year-on-year, respectively.

• Our EBITDA margin came in at 41.7% . At 33.9 billion pesos, EBITDA was 17.8% higher year-on-year. Argentina saw its EBITDA margin rise 6.1 percentage points, while Brazil, Ecuador, the Caribbean and Tracfone showed improvements of around two percentage points.

• Operating profits reached 23.4 billion pesos. They were up 11.3% over the previous year, and represented almost 30% of our revenues. Net profits of 13.8 billion pesos were equivalent to 40 peso cents per share and 74 dollar cents per ADR.

• Our net debt was down 5.3 billion pesos in the quarter. Our strong cash flow allowed us to finance capital expenditures of 4.8 billion pesos and share buybacks of 6.3 billion pesos.

• We launched our new UMTS/HSDPA services during the quarter in Mexico, Colombia, Peru, El Salvador, Honduras and Nicaragua. We are the first adopter of the new technology in most of the countries in which we operate. We are now offering 3G services in 14 countries in Latin America and the Caribbean.

América Móvil - Fundamentals
Mex$

	1Q08	1Q07	Var. %	Jan-Mar'08	Jan-Mar'07	Var. %

EPS (Mex$)*	0.40	0.41	-4.2%	0.40	0.41	-4.2%
Earning per ADR (US$)**	0.74	0.75	-0.6%	0.74	0.75	-0.6%
Net Income (millions of Mex$ )	13,776	14,636	-5.9%	13,776	14,636	-5.9%
EBITDA (millions of Mex$)	33,943	28,939	17.3%	33,943	28,939	17.3%
EBIT (millions of Mex$)	23,766	21,444	10.8%	23,766	21,444	10.8%

Shares Outstanding (billion)***	34.79	35.41	-1.7%	34.79	35.41	-1.7%

ADRs Equivalent (millions)***	643	757	-15.1%	643	757	-15.1%

* Net Income / Total Shares Outstanding
** 20 shares per ADR

Relevant Events

Beginning in January, and pursuant to changes in the guidelines that constitute Mexican GAAP, América Móvil will cease to use accounting figures that correct for inflation and will instead present its accounting in nominal terms. The new methodology affects only marginally our operating results, but has more of an impact on financing costs.

In the same month the interconnection rates from fixed-to-mobile and mobile-to-mobile were reduced by 11% in Mexico and 50% in Colombia.

On March 11th, América Móvil announced that its Board of Directors had decided to submit for the approval of the General Ordinary Shareholders’ Meeting to be held on April 29th, a proposal for the payment of a cash dividend in the amount of $0.26 (twenty-six peso cents) per share in one exhibition. If approved, América Móvil would pay in July an aggregate amount of approximately nine billion pesos. It also proposed to increase by 40 billion Mexican pesos the amount destined to the repurchase of shares.

We have continued rolling out our UMTS networks in several countries in Latin America. In February, we launched 3G services in Mexico, Colombia, Peru, Nicaragua, Honduras and El Salvador, bringing to 14 the number of countries where we were operating 3G services at the end of March. Over time, 3G will allow us to provide new services and shall result in new revenue streams.

In March, our operations in Argentina, Paraguay and Uruguay (formerly CTI Móvil) were re-branded to Claro. Today, 12 of our subsidiaries, including all those in Central America and the Caribbean, share the same brand.

América Móvil’s Subsidiaries & Affiliates as of March 2007

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	Claro	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	100.0%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.4%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
- Honduras	Claro	wireless	100.0%	Global Consolidation Method
- Jamaica	Mi Phone	wireless	100.0%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	Claro	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	Claro	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Televista	other	45.0%	Equity Method

Subscribers

América Móvil’s subscriber base reached 159.2 million wireless subscribers at the end of March, after net subscriber gains of 5.7 million wireless subscribers in the first three months of 2008. Together with our 3.9 million landlines in Central America and the Caribbean, we had a total of 163 million lines at the end of March.

In Mexico we added 1.5 million subscribers to reach 51.5 million subscribers in March, an annual increase of 14.7% . Net additions in Brazil came in at 953 thousand, (31.1% more than in the same period of 2007), with Claro’s subscriber base rising to 31.2 million at the end of the period, 26.7% more than a year before.

Our operations in Argentina, Paraguay and Uruguay gained 649 thousand clients in the quarter, taking their combined subscriber base to 15.3 million. This represents a sequential increase of 4.4% and an annual increase of 28.6% . In Colombia, our net subscriber additions—521 thousand—were 52.7% higher than those obtained the previous year. Our subscriber base topped 23.2 million. It was up 3.6% on the quarter and 15.4% annually.

In Ecuador, we added 258 thousand subscribers in the quarter to finish March with 7.2 million subscribers, 20.5% more than a year before. Peru, which continues to outpace the rest of our operations in terms of subscriber growth, saw its subscriber base climb to over 6 million—an annual growth rate of 55.7% —on the back of 555 thousand net additions in the quarter. As regards to our operation in Chile, its subscriber base rose 6.0% in the quarter, to 2.7 million.

In Central America our subscriber base reached 8.6 million, having added 413 thousand new clients in the first quarter. Together with 2.2 million fixed lines, our operations in Central America have a combined total of 10.8 million lines.

In the Caribbean—Dominicana, Puerto Rico and Jamaica—we gained 183 thousand subscribers, which took our subscriber base in the area to 3.7 million. In addition to the latter, those operations had 1.6 million fixed lines.

In the United States, Tracfone added 381 thousand subscribers in the period—which exceeded by 14.6% those obtained in 2007—ending the quarter just shy of ten million subscribers, up 4.2% sequentially and 19.2% annually.

Subscribers as of March 2008

Thousands

	Total(1)

Country	Mar'08	Dec'07	Var.%	Mar'07	Var.%

Mexico	51,540	50,011	3.1%	44,946	14.7%
Brazil	31,182	30,228	3.2%	24,608	26.7%
Chile	2,703	2,672	1.2%	2,550	6.0%
Argentina, Paraguay and Uruguay	15,267	14,618	4.4%	11,874	28.6%
Colombia	23,129	22,335	3.6%	20,042	15.4%
Ecuador	7,194	6,936	3.7%	5,969	20.5%
Peru	6,010	5,455	10.2%	3,861	55.7%
Central America	8,570	8,157	5.1%	6,318	35.6%
Caribe	3,679	3,496	5.2%	2,831	30.0%
USA	9,895	9,514	4.0%	8,229	20.3%

Total Wireless	159,168	153,422	3.7%	131,227	21.3%

Central America	2,212	2,197	0.66%	2,178	1.6%
Caribe	1,647	1,669	-1.3%	1,731	-4.8%

Total Fixed	3,859	3,866	-0.2%	3,909	-1.3%

Total Lines	163,027	157,287	3.6%	135,136	20.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

América Móvil

Our operations initiated 2008 very much along the lines seen throughout most of 2007, with a marked tendency for airtime prices to drop practically across the board but with traffic responding strongly to the lower prices. On the cost side the main development has been the introduction of 3G services in most of our operations (some of them late in 2007).

Consolidated revenues totaled 81.3 billion pesos in the quarter, expanding by 20.6% year-on-year, with service revenues growing at the same pace in spite of the reduction in interconnection rates that took effect on January 1st in Mexico and Colombia (11% and 50%, respectively). Equipment revenues fell by 29.3% quarter-over-quarter, which is explained basically by seasonal factors, but service revenues climbed 1.4% .

In comparing the first quarter revenues to those obtained a yerar before, it is important to consider that whereas this year the Easter holidays took place in the third an fourth weeks of March, in 2007 these festivities were celebrated in April. (In Mexico, an additional holiday took place in the first week leading to a more patent impact on revenues this year than has normally been the case.)

Service revenue growth has been particularly strong in Argentina and Brazil, at annual rates of 32.8% and 22.0%, respectively. Peru and Ecuador also saw their service revenues climb at a good pace. Altogether, our South American operations have increased their share of consolidated service revenues to 44.2% from 41.3% a year ago. The contribution of our combined international operations to our service revenues has risen to 62.4% .

At 33.9 billion pesos, EBITDA was up 17.8% relative to the same period a year before. Our EBITDA margin came in at 41.7%, holding firm in spite of the marketing expenses associated with the launch and promotion of our new 3G services in nine countries and of the costs of having the new networks in operation at a time when they are just beginning to be utilized. As with service revenues, the consolidated EBITDA share of our South American subsidiaries has gone up, from 31.3% a year ago to 35.3% . Argentina led the way in terms of margin improvement—6.1 percentage points in twelve months—with Brazil, Ecuador, the Caribbean and Tracfone, in the U.S., picking up around two percentage points. Just over half of our EBITDA was generated by our international operations.

America Movil's Income Statement
Millions of Mex$

	1Q08	1Q07	Var.%

Service Revenues	71,101	58,873	20.8%
Equipment Revenues	10,228	8,577	19.3%

Total Revenues	81,329	67,450	20.6%

Cost of Service	16,733	13,316	25.7%
Cost of Equipment	16,585	14,121	17.4%
Selling, General & Administrative Expenses	14,069	11,193	25.7%

Total Costs and Expenses	47,386	38,630	22.7%

EBITDA	33,943	28,820	17.8%
% of Total Revenues	41.7%	42.7%

Depreciation & Amortization	10,176	7,463	36.4%

EBIT	23,766	21,358	11.3%
% of Total Revenues	29.2%	31.7%

Net Interest Expense	1,869	1,305	43.3%
Other Financial Expenses	1,735	333	n.m.
Foreign Exchange Loss	-357	-791	54.8%

Comprehensive Financing Cost (Income)	3,247	847	283.6%

Other Income and Expenses	402	206	95.0%
Income & Deferred Taxes	6,320	5,698	10.9%

Net Income before Minority Interest and Equity	13,797	14,607	-5.5%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	16	16	2.8%
Minority Interest	-37	-52	29.1%

Net Income	13,776	14,571	-5.5%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Mex$

	Mar'08	Dec'07	Var.%		Mar'08	Dec'07	Var.%

Current Assets				Current Liabilities
Cash & Securities	17,862	12,022	48.6%	Short Term Debt**	32,513	19,953	62.9%
Accounts Receivable	42,032	44,756	-6.1%	Accounts Payable	66,560	71,794	-7.3%
Other Current Assets	8,099	4,488	80.4%	Other Current Liabilities	22,566	23,214	-2.8%

Inventories	22,946	21,060	9.0%		121,640	114,960	5.8%

	90,939	82,327	10.5%

Long-Term Assets
Plant & Equipment	165,745	167,084	-0.8%
Investments in Affiliates	615	590	4.3%	Long-Term Liabilities
				Long Term Debt	72,739	84,799	-14.2%
Deferred Assets				Other Liabilities	22,527	22,504	0.1%

Goodwill (Net)	44,775	44,725	0.1%		95,266	107,303	-11.2%
Brands, Patents & Licenses	40,737	42,165	-3.4%
Deferred Assets	13,473	12,231	10.2%	Shareholder's Equity	139,378	126,858	9.9%

Total Assets	356,284	349,121	2.1%	Total Liabilities and Equity	356,284	349,121	2.1%

* This presentation conforms with that of América Móvil's audited financial statements ** Includes current portion of Long Term Debt

Depreciation and amortization charges came down in relation to revenues from 13.5% in the previous quarter to 12.5% in the first three months of this year. The ratio is still higher than a year ago (it was 11.0% then) but should continue to trend down in the months ahead.

Our operating profits in the quarter totaled 23.8 billion pesos, an amount that represented just under 30% of revenues. They were up 11.3% year-on-year. Financing costs, 3.2 billion pesos, were up significantly from a year before as a consequence of a bigger net debt and lower foreign exchange gains. In the end we generated a net profit of 13.8 billion pesos, which was equivalent to 16.9% of revenues. Profits per share came in at 40 peso cents (or 74 dollar cents per ADR).

We were able to reduce our net debt in the quarter by 5.3 billion pesos, to 87.4 billion (0.67 times LTM EBITDA), aided by a strong cash flow that allowed us to cover capital expenditures in the amount of 4.8 billion pesos and share buybacks worth 6.3 billion pesos. Our working capital increased during the period as we took on new inventories and liquidated accounts payable associated with our purchases of handsets late last year and with capital expenditures that were commissioned, for the most part, in 2007.

Financial Debt of América Móvil*
Millions of U.S. Dollars

	Mar-08	Dec-07

Peso Denominated Debt	3,794	2,962
Bonds and other securities	2,678	2,407
Banks and others	1,116	555
U.S. Dollar - denominated debt	4,743	5,518
Bonds and other securities	4,293	4,293
Banks and others	450	1,225
Debt denominated in other currencies	1,303	1,160
Bonds and other securities	540	488
Banks and others	763	672

Total Debt	9,840	9,640
Short term debt and current portion of long-term debt	3,040	1,836
Long-term debt	6,800	7,804

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

In the first quarter Telcel added 1.5 million clients bringing to 51.5 million our subscriber base at the end of March. It was up 14.7% year-on-year and 3.1% relative to the previous quarter. Our postpaid subscriber base grew 16.0% year-on-year, outpacing prepaid growth for the 13th consecutive quarter.

Revenues reached 32.2 billion Mexican pesos in the period, up 10.6% from the same period a year ago. As compared to the previous quarter, service revenues were slightly higher, but equipment revenues declined sequentially because of seasonal effects. Our airtime prices for voice have fallen year-on-year—at eight dollar cents they are amongst the lowest in Latin America and the second lowest within the OECD—but traffic per subscriber soared by 32.3% . Our blended ARPU has come down, mostly as a consequence of subscriber growth and the lag that typically exists between subscriber and revenue growth. As of January 1st, mobile termination rates declined 11% compared to the previous year.

EBITDA came in at 16.8 billion pesos in the first three months of the year, 6.6% above 2007 figures. Telcel’s EBITDA margin stood at 52.1% in the period and was somewhat held back by the costs associated with launching and operating its new UMTS/HSDPA network, which was introduced in February. By the end of the quarter we had coverage in 16 of the main cities in the country, which comprise 47 million pops. Telcel is the only carrier in Mexico offering UMTS/HSDPA services today, it being the first adopter of new technologies in Mexico. Our UMTS network with its high-speed data transmission will enable our clients to access broadband services on the wireless platform. Throughout the year we will keep on expanding our 3G coverage in Mexico.

INCOME STATEMENT
Mexico
Millions of Mx$

	1Q08	1Q07	Var.%

Revenues	32,182	29,098	10.6%

EBITDA	16,770	15,735	6.6%
%	52.1%	54.1%

EBIT	14,711	13,780	6.8%
%	45.7%	47.4%

Mexico´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	51,540	44,946	14.7%
Postpaid	3,749	3,231	16.0%
Prepaid	47,791	41,715	14.6%
MOU	171	129	32.3%
ARPU (Mex$)	174	185	-5.9%
Churn (%)	3.4%	3.3%	0.1

Argentina, Paraguay & Uruguay

In a setting of great growth and dynamic changes, our operations in Argentina, Paraguay and Uruguay were re-branded as Claro. Our new brand means greater integration and it shall bring about better services and more advanced applications for our subscribers in those countries.

Altogether, these operations added 587 thousand new clients bringing to 15.3 million our combined subscriber base at the end of the first quarter, up 28.6% annually and 4.4% on the quarter. At a pace of 48.0% year-on-year, our postpaid subscriber base grew even more rapidly.

We generated revenues of 1.7 billion Argentinean pesos in the quarter, which were 30.3% greater than those of the previous year. Service revenues increased at a somewhat greater clip (33.2%) . Due to seasonal factors, equipment revenues were down sequentially but service revenues showed an up-tick of 1.8% over the previous quarter. ARPU was up 1.1% as compared to a year before helped by greater data usage. Data-only ARPU increased by nearly 8% in the period.

EBITDA rose 58.4% year-on-year to 528 million Argentinean pesos. Our EBITDA margin came in at 31.6% of revenues, having expanded by 5.6 percentage points in one year.

We have experienced great acceptance of our 3G services in Argentina, Paraguay and Uruguay, especially amongst corporate clients and those who live in the suburban areas where wireline accesses are rather limited. By the end of March, 70 cities and towns in the region had UMTS /HSDPA services.

INCOME STATEMENT
Argentina, Paraguay & Uruguay
Millions of ARP$

	1Q08	1Q07	Var.%

Revenues	1,673	1,284	30.3%

EBITDA	528	333	58.4%
%	31.6%	26.0%

EBIT	408	237	71.9%
%	24.4%	18.5%

Argentina, Paraguay & Uruguay´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	15,267	11,874	28.6%
Postpaid	1,775	1,199	48.0%
Prepaid	13,492	10,675	26.4%
MOU	119	121	-1.7%
ARPU (ARG$)	32	31	1.1%
Churn (%)	2.3%	1.9%	0.3

Brazil

Claro’s subscriber base expanded 26.7% year-on-year to get to 31.2 million clients at the end of March. During the first quarter of the year, net additions for our operations in Brazil totaled 953 thousand. They were 31.1% higher than the ones registered last year. As our postpaid subscriber base continues to outpace the prepaid one, its relative share of the overall subscriber base has risen to nearly 20%.

Revenues increased by 22.8% year-on-year to 2.6 billion reais, a similar pace than that of service revenues (22.0%), with data revenues growing at a 49% rate in the period. Blended ARPUs were down 3.6% in the period mostly because of the fast tempo of postpaid subscriber growth. Prepaid ARPU was actually up 3.6% in the period on the back of additional promotions that boosted prepaid MOUs 34.8% .

Greater scale and good cost control have allowed us to continue to increase our EBITDA margin in spite of the rapid pace of subscriber growth. In the first quarter of the year we obtained 788 million reais of EBITDA, 33.5% more than in the same period of last year. Our EBITDA margin stood at 29.8%, 2.4 percentage points higher than that of 2007.

By the end of March, we had UMTS/HSDPA coverage in 40 cities and towns in Brazil, where nearly 20% of the population lives.

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	1Q08	1Q07	Var.%

Revenues	2,645	2,155	22.8%

EBITDA	788	590	33.5%
%	29.8%	27.4%

EBIT	252	168	49.8%
%	9.5%	7.8%

Brazil´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	31,182	24,608	26.7%
Postpaid	5,992	4,298	39.4%
Prepaid	25,190	20,309	24.0%
MOU	81	71	14.3%
ARPU (R$)	26	27	-3.6%
Churn (%)	2.8%	2.8%	(0.0)

Chile

Our Chilean subscriber base finished March with 2.7 million wireless subscribers after adding 31 thousand clients in the first three months of the year. Claro’s subscriber base was up 6.0% as compared to the same period of the prior year. Having cleansed our subscriber base last year, churn figures were brought down 1.4 percentage points sequentially.

Revenues totaled 61.8 billion Chilean pesos, 7.3% below the same period of last year. Service revenues were flat over the quarter, but the contraction of equipment revenues pushed total revenues down by 6.9% sequentially, reflecting seasonal factors. We obtained 1.4 billion Chilean pesos of EBITDA, which is 2.3% higher than that of the same period of 2007.

INCOME STATEMENT
Chile
Millions of Ch$

	1Q08	1Q07	Var.%

Revenues	61,803	66,702	-7.3%

EBITDA	1,444	1,410	2.4%
%	2.3%	2.1%

EBIT	-7,615	-5,783	-31.7%
%	-12.3%	-8.7%

Chile´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	2,703	2,550	6.0%
Postpaid	375	557	-32.7%
Prepaid	2,329	1,993	16.8%
MOU	121	143	-15.5%
ARPU (Ch$)	6,910	7,931	-12.9%
Churn (%)	3.5%	2.4%	1.1

Colombia

In the first quarter of the year Comcel added 795 thousand new clients—52.7% more than a year before—and ended March with 23.1 million subscribers. Its subscriber base expanded 15.4% annually and 3.6% quarter-over-quarter.

First quarter revenues of 1.2 trillion Colombian pesos were slightly below last year’s figure, with service revenues remaining practically flat. To some extent, this is a reflection of the sharp reduction (50%) of mobile termination rates that took place in January, which ultimately translated into a reduction of 2.6% of its interconnection revenues. Comcel introduced commercial promotions that have brought down the average price per minute of voice by 30.7% year-on-year, to the equivalent of six dollar cents. The resulting increase in traffic—MOUs rose by 23.5% in the period—has helped compensate for the most part the impact on revenues brought about by the reduction in prices. We shall continue to see increases in traffic driven by good price-elasticity.

EBITDA for the quarter came in at 645 billion Colombian pesos. The margin remained unchanged relative to a year before at 48.3%, reflecting the effect of stronger subscriber growth, significant reductions in airtime and interconnection prices and the introduction of our 3G services.

As of February 1st, we began offering 3G services in Colombia. We took the lead in the introduction of UMTS and are today the only carrier offering access to cutting-edge applications on the wireless platform. The new 3G services are now available in the main 8 cities in Colombia, which today account for nearly 40% of the population.

INCOME STATEMENT
Colombia
Billions of COP$

	1Q08	1Q07	Var.%

Revenues	1,335	1,349	-1.0%

EBITDA	645	651	-1.0%
%	48.3%	48.3%

EBIT	415	500	-17.1%
%	31.1%	37.1%

Colombia´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	23,129	20,042	15.4%
Postpaid	3,352	2,993	12.0%
Prepaid	19,778	17,049	16.0%
MOU	144	117	23.5%
ARPU (COP$)	17,414	20,096	-13.3%
Churn (%)	2.7%	2.3%	0.4

Ecuador

After adding 258 thousand new clients in the period, our subscriber base in Ecuador reached 7.2 million at the end of March, having risen 20.5% relative to a year before and 3.7% over the previous quarter.

First quarter revenues, 238 million dollars, were 13.2% higher than a year before, with service revenues expanding at a faster pace: 16.3% . Over the previous quarter, total revenue growth was 3.1% . EBITDA for the period totaled 106 million dollars, up 18.8% year-on-year and 17.0% sequentially. The EBITDA margin reached 44.2% of revenues, climbing two percentage points in one year.

INCOME STATEMENT
Ecuador
Millions of Dollars

	1Q08	1Q07	Var.%

Revenues	238	211	13.2%

EBITDA	106	89	18.8%
%	44.2%	42.1%

EBIT	85	67	27.3%
%	35.5%	31.6%

Ecuador´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	7,194	5,969	20.5%
Postpaid	805	639	26.1%
Prepaid	6,389	5,331	19.8%
MOU	74	58	27.9%
ARPU (US$)	9	9	-4.3%
Churn (%)	2.7%	3.4%	(0.7)

Peru

Our subscriber base in Peru rose 55.7% year-on-year and 10.2% over the quarter, to over six million clients, after 555 thousand net additions in the first three months of the year.

Revenues reached 482 million soles, up 18.9% year-on-year, with service revenues growing at 15.5% even in the face of pointed reductions in airtime prices, which plummeted 41.4% as compared to last year. Traffic has so far compensated only partially the impact of the price declines, as MOUs went up by 22.7% . We intend to push for usage growth, as average spending on mobile relative to GDP per capita is still low in Peru as compared to some of its neighbor countries.

EBITDA was down 3.5% relative to the same quarter of last year and came in at 130 million soles. Our EBITDA margin for the period, 27.0%, was below that observed a year ago derived of strong subscriber growth, especially on postpaid.

We took the lead, and began offering our 3G services in Peru. At the end of the quarter, we had coverage in Lima, Callao and the beach areas. Our services are accessible to over nine million people. The expansion of UMTS/HSDPA coverage will continue, and by the end of this year, the country´s six largest cities will have 3G services.

INCOME STATEMENT
Peru
Millions of Soles

	1Q08	1Q07	Var.%

Revenues	482	405	18.9%

EBITDA	130	135	-3.5%
%	27.0%	33.2%

EBIT	80	86	-6.4%
%	16.7%	21.2%

Peru´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	6,010	3,861	55.7%
Postpaid	586	371	58.0%
Prepaid	5,424	3,490	55.4%
MOU	83	68	22.7%
ARPU (Sol)	23	31	-27.3%
Churn (%)	2.6%	2.0%	0.7

Central America

Our combined wireless subscriber base in Central America expanded by 35.6% year-on-year to 8.6 million clients after net additions of 413 thousand in the first quarter. Together with 2.2 million fixed lines, América Móvil had a total of 10.8 million lines in the region.

Altogether, our operations in Central America generated revenues of 366 million dollars, which were practically identical to those of the same quarter of 2007, reflecting continued migration from fixed lines to mobile accesses and important price reductions in airtime prices.

EBITDA totaled 179 million dollars and was equivalent to 48.8% of revenues, held back by the fast pace of subscriber growth in some markets and the loss of fixed line revenues in others.

INCOME STATEMENT
Central America Consolidated
Millions of Dollars

	1Q08	1Q07	Var.%

Revenues	366	369	-0.8%

EBITDA	179	192	-6.8%
%	48.8%	51.9%

EBIT	110	126	-12.5%
%	30.1%	34.1%

Central America´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	8,570	6,318	35.6%
Postpaid	417	376	10.8%
Prepaid	8,153	5,942	37.2%
Fixed Lines (thousands)	2,212	2,178	1.6%

Total Lines (Wireless + Fixed, 000's)	10,781	8,496	26.9%
MOU	122	134	-9.4%
ARPU (US$)	7	9	-22.3%
Churn (%)	1.6%	0.9%	0.8

Caribbean

With net additions of 183 thousand that were 44.8% higher than those obtained in the same quarter of 2007, our wireless subscriber base in the islands reached 3.5 million at the close of March, 21.9% more than a year before and 5.4% higher than at the end of 2007. Along with 1.6 million fixed lines in Dominican Republic and Puerto Rico, we had a total of 5.1 million lines in the Caribbean.

First quarter revenues of 544 million dollars were practically flat, weighed down by fixed line losses in Puerto Rico that have arisen mostly due to weak economic activity in the island. In spite of this, EBITDA in the region was up 7.9% year-on-year to 255 million dollars. Our EBITDA margin, 41.3%, is up 3.1 percentage points in twelve months.

INCOME STATEMENT
The Caribbean
Millions of Dollars

	1Q08	1Q07	Var.%

Revenues	544	546	-0.4%

EBITDA	225	208	7.9%
%	41.3%	38.2%

EBIT	138	117	17.7%
%	25.3%	21.4%

The Caribbean´s Operating Data *

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	3,450	2,831	21.9%
Postpaid	851	702	21.2%
Prepaid	2,599	2,129	22.1%
Fixed Lines (thousands)	1,647	1,731	-4.8%

Total Lines (Wireless + Fixed, 000's)	5,097	4,562	11.7%
MOU	291	313	-6.8%
ARPU (US$)	18	20	-10.6%
Churn (%)	4.0%	4.2%	(0.2)

* Does not includes Jamaica

United States

Tracfone added 381 thousand clients in the period—14.6% more than in the same period of last year— to finish March with 9.9 million subscribers, 20.3% more than a year ago and 4.0% above the previous quarter.

First quarter revenues rose 1.5% year-on-year, to 356 million dollars. Airtime prices have trended down but so have the costs of the airtime paid to the various carriers.

EBITDA was up 11.4% relative to the same period of 2007 to 76 million dollars. The EBITDA margin stood at 21.3% in the quarter; almost two percentage points higher than a year before.

INCOME STATEMENT
United States
Millions of Dollars

	1Q08	1Q07	Var.%

Revenues	356	351	1.5%

EBITDA	76	68	11.4%
%	21.3%	19.4%

EBIT	70	63	11.1%
%	19.6%	17.9%

United State´s Operating Data

	1Q08	1Q07	Var.%

Wireless Subscribers (thousands)	9,895	8,229	20.3%
MOU	77	69	12.4%
ARPU (US$)	11	13	-11.7%
Churn (%)	3.5%	5.0%	(1.5)

Exchange Rates

	1Q08	1Q07	Var.%

Mexico
EoP	10.70	11.08	-3.5%
Average	10.76	11.08	-2.9%

Brazil
EoP	1.75	2.05	-14.7%
Average	1.73	2.10	-17.5%

Argentina
EoP	3.17	3.10	2.2%
Average	3.16	3.10	1.9%

Chile
EoP	438	539	-18.8%
Average	452	541	-16.4%

Colombia
EoP	1,822	2,155	-15.5%
Average	1,868	2,213	-15.6%

Guatemala
EoP	7.61	7.69	-1.0%
Average	7.70	7.71	-0.1%

Honduras
EoP	19.03	19.03	0.0%
Average	19.03	19.03	0.0%

Nicaragua
EoP	19.13	18.22	5.0%
Average	19.06	18.15	5.0%

Peru
EoP	2.75	3.18	-13.8%
Average	2.86	3.19	-10.5%

Paraguay
EoP	4,380	5,050	-13.3%
Average	4,557	5,167	-11.8%

Uruguay
EoP	20.35	24.11	-15.6%
Average	20.74	24.25	-14.5%

Dominican
EoP	34.08	32.44	5.1%
Average	34.07	33.18	2.7%

Jamaica
EoP	71.60	67.6	5.9%
Average	71.29	67.5	5.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2008

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer